Exhibit 99.1

For Immediate Release

Kenon Provides Update on Tax Claim Relating to IC Power’s Distribution Business Energuate

Singapore, August 22, 2016. Kenon Holdings Ltd. (NYSE: KEN; TASE: KEN) (“Kenon”) is providing the following updates with respect to I.C. Power Pte. Ltd’s (“IC Power”) Guatemalan electricity distribution subsidiaries Distribuidora de Electricidad de Oriente, S.A. and Distribuidora de Electricidad de Occidente, S.A. (which collectively operate under the trade name “Energuate”), which businesses IC Power acquired in January 2016.

The Guatemalan Tax Administration (the “SAT”) has issued a claim against the Energuate companies for back taxes for the years 2011 and 2012, alleging that the Energuate companies improperly deducted interest and amortization of goodwill relating to the acquisition of the Energuate companies in 2011 by the prior owner of the Energuate companies.

The amount claimed by the SAT is approximately $17 million, excluding interest and penalties (the amount of which is still under discussion with the SAT). On August 11, 2016, a court ordered the Energuate companies to pay the $17 million in taxes claimed (and this amount has been paid) and the court ordered the Energuate companies to pay interest and penalties on this amount within the 60-day period following the court order (this amount has not yet been paid, pending resolution of the amount payable). The Energuate companies are disputing the tax claims and are making such payments reserving all legal rights to seek restitution of such payments by contesting legally the merits of the SAT claims.

For the years 2013 to 2015, in order to prevent further claims and to reduce any resulting penalties by the SAT, the companies are proceeding to pay the amounts that would be owed to the SAT (if the SAT claim described above had valid legal grounds) for these years (including interest claimed thereon), for a total amount of $31 million.

The total payments described above (covering 2011 to 2015) are estimated to be in the range of $65 to $72 million in the aggregate, depending on the amount of interest and penalties for 2011 and 2012.

The Energuate companies and their legal advisors are considering all available remedies to pursue in connection with these claims.

Cautionary Statement Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements with respect to the Guatemala tax claim, the amount of taxes, interest and penalties the Energuate companies may be required to pay to the SAT and the expected timing of such payments and their plan to seek remedies and other non-historical matters. These statements are based on current expectations or beliefs, and are subject to a number of risks and uncertainties, which could cause future events to differ materially from those indicated in such forward-looking statements. Such risks include the risk that the Energuate companies may be subject to additional or higher amounts of taxes, interest and penalties and may be subject to higher taxes in the future, and that the Energuate companies may be unable to successfully claim remedies for these payments, as well as other risks and uncertainties, including those set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

About Kenon

Kenon is a holding company that operates dynamic, primarily growth-oriented businesses. The companies it owns, in whole or in part, are at various stages of development, ranging from established, cash-generating businesses to early stage development companies. Kenon’s businesses consist of:

•	IC Power Pte. Ltd. (100% interest) – a leading owner, developer and operator of power generation and distribution facilities in the Latin American, Caribbean and Israeli power markets;

•	Qoros Automotive Co., Ltd. (50% interest) – a China-based automotive company;

•	ZIM Integrated Shipping Services, Ltd. (32% interest) – an international shipping company; and

•	Primus Green Energy, Inc. (91% interest) – an early stage developer of alternative fuel technology.

Kenon’s primary focus is to grow and develop its primary businesses, IC Power and Qoros. Following the growth and development of its primary businesses, Kenon intends to provide its shareholders with direct access to these businesses, when we believe it is in the best interests of its shareholders for it to do so based on factors specific to each business, market conditions and other relevant information. Kenon intends to support the development of its non-primary businesses, and to act to realize their value for its shareholders by distributing its interests in its non-primary businesses to its shareholders or selling its interests in its non-primary businesses, rationally and expeditiously. For further information on Kenon’s businesses and strategy, see Kenon’s publicly available filings, which can be found on the SEC’s website at www.sec.gov.

Please also see http://www.kenon-holdings.com for additional information.

Contact Info

Kenon Holdings Ltd.

Barak Cohen VP Business Development and IR barakc@kenon-holdings.com Tel: +65 6351 1780

External Investor Relations Ehud Helft / Kenny Green GK Investor Relations kenon@gkir.com Tel: +1 646 201 9246